UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 24, 2013

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto is a press release issued by the Registrant and entitled: “Nova Measuring Instruments to Present at the Stifel Nicolaus Annual Technology Conference on February 5, 2013”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2013	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-73-2295600 E-mail: info@novameasuring.com http://www.novameasuring.com	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Nova Measuring Instruments to Present at the Stifel Nicolaus
Annual Technology Conference on February 5, 2013

Company presentation will be at 3:50pm and will be webcast live

REHOVOT, Israel, January 24, 2013 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI), provider of leading-edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today announced that its Chief Financial Officer, Mr. Dror David, will attend the Stifel Nicolaus Technology & Telecom Conference 2013.

The conference will be taking place at The Ritz-Carlton Hotel in San Francisco, California. Nova’s Chief Financial Officer is scheduled to present at 3:50pm Pacific Time on Tuesday, February 5, 2013. The presentation will be simultaneously broadcast from a link in the investors’ section of Nova’s website, or from the following link:
http://www.veracast.com/webcasts/stifel/technology2013/67114468.cfm.

At the conference there will be an opportunity for investors to meet one-on-one with Mr. David. Interested investors should contact the conference organizers or the Investor Relations team at Nova.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.novameasuring.com.